VIA EDGAR

Michael McTiernan

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Wheeler Real Estate Investment Trust, Inc. (“Wheeler”)

Registration Statement on Form S-11, as amended

File Number: 333-189363

Dear Mr. McTiernan:

Pursuant to Section 8(a) of the Securities Act of 1933, as amended, and Rule 461 promulgated thereunder, the undersigned, as the placement agents for the above-captioned proposed offering, join the acceleration request of Wheeler and hereby request acceleration of the effective date of the above-captioned Registration Statement to 4:30p.m., Eastern Time, on August 20, 2013 or as soon thereafter as practicable.

In connection with this request, the undersigned acknowledges as follows:

•

should the Securities and Exchange Commission (“SEC”) or the staff of the SEC, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing;

•

the action of the SEC or the staff of the SEC, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the undersigned from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the undersigned may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

The undersigned is aware of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities referred to in the captioned registration statement.

A copy of a letter from the Financial Industry Regulatory Authority (“FINRA”) dated August 19, 2013, to the effect that FINRA has no objection to the underwriting compensation arrangements, is attached.

Copies of the Preliminary Prospectus, dated August 16, 2013, have been or will be made available in sufficient time for distribution to all prospective purchasers no less than 48 hours before it is expected confirmations will be mailed. The undersigned will comply with Rule 15c2-8 under the 1934 Act.

In connection with the foregoing, please be advised that the undersigned expect to distribute approximately the following number of copies of the Preliminary Prospectus dated August 16, 2013:

Maxim Group LLC	204

Newbridge Securities Corporation	300

National Securities Corporation	150

CV Brokerage Inc	14

Northland Capital Markets	25

Capitol Securities Management, Inc.	95

Individuals, corporations and other entities	120

Sincerely,

MAXIM GROUP LLC

By:	/s/ Clifford Teller
Name: Clifford Teller
Title: Head of Investment Banking

NEWBRIDGE SECURITIES CORPORATION

By:	/s/ John McAuliffe
Name: John McAuliffe
Title: Managing Director, Investment Banking

August 19, 2013

McCarter & English, LLP

265 Franklin St.

Boston, MA 02110

Attn: Ted Grannatt

Re: No Objections Letter

FINRA Filing ID: 2013-06-18-143790

Wheeler Real Estate Investment Trust

CIK #: 0001527541

SEC Reg. #: 333-189363

Dear Sir/Madam:

In connection with the above-referenced filing, the Corporate Financing Department (Department) has reviewed the information and documents submitted through FINRA’s public offering filing system.

This will confirm that based on such information and documents, the Department has decided to raise no objections with respect to the fairness and reasonableness of the underwriting terms and arrangements as proposed in such documents.

You should note that the Department also requires: (1) any amendments to documents, (2) changes in the public offering price and/or number of shares prior to or at the time of pricing, and (3) a copy of the final prospectus to be filed on a timely basis for review. If such changes indicate a modification of the terms and arrangements of the proposed offering, further review may result in a change in the Department’s opinion.

This is an advisory opinion of the Department’s staff based on the information as presented to FINRA in connection with this offering. This opinion should not be deemed a precedent with respect to the fairness and reasonableness of the terms and arrangements of any other offering. This opinion relates solely to the FINRA rules governing underwriting terms and arrangements and does not purport to express any determination of compliance with other FINRA statutory or regulatory requirements.

If you have questions regarding this letter, please call the undersigned at (240) 386-4623.

Regards,

Joseph Becker

First Reviewer

Eugene Buchanan

Second Reviewer

Corporate Financing Department